UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
SleepChoices LLC

Legal status of issuer

> *Form*
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> February 3, 2017

Physical address of issuer
10700 Wiles Rd
Coral Springs, FL 33076

Website of issuer
https://sleepchoices.com

Name of intermediary through which the Offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of six percent (6.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The intermediary will receive a number of Crowd SAFE Units of the issuer that is equal to two percent (2.0%) of the total number of SAFEs sold by the issuer in the Offering.

Type of security offered
Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
June 5, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$58,225	$115,190
Cash & Cash Equivalents	$7,672	$62,639
Accounts Receivable	$3,231	$11,629
Short-term Debt	$66,246	$27,464
Long-term Debt	$0	$0
Revenues/Sales	$171,456	$61,283

Cost of Goods Sold	$98,423	$93,334
Taxes Paid	$0	$0
Net Income	$(941,389)	$(751,316)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 1, 2019

FORM C

SleepChoices LLC



Up to $1,070,000.00
of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

      This Form C (including the cover page and all exhibits attached hereto, the "***Form C***") is being furnished by SleepChoices LLC, a Delaware limited liability company, (the "***Company***", "***SleepChoices***", as well as references to "***we***", "***us***", or "***our***"), to prospective investors for the sole purpose of providing certain information about a potential investment in in Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "***Securities***"). Investors of Securities are sometimes referred to herein as "Investors." The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this "***Offering***"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

      The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

      The Offering is being made through OpenDeal Portal LLC dba "Republic" (the "***Intermediary***"). The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 6.0% (six percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd SAFEs of the issuer that is equal to 2.0% (two percent) of the total number of Crowd SAFEs sold by the issuer in the Offering related to the purchase and sale of the Securities.

      In the event two multiples of the Target Offering Amount is reached prior to June 5, 2019, the Company may conduct the first of multiple closings of the Offering early, provided all Purchasers will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Purchasers who committed on or before such notice will have until the 48 hours prior to the new offering deadline to cancel their investment commitment.

In the event the Company does conduct one of multiple closings, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a closing if there will be more than 21 days remaining before June 5, 2019.

The Company may only conduct another closing before June 5, 2019 if at the time of such proposed closing (i) the amount of investment commitments to the Offering exceeds two multiples of the collective amount committed at the time of the last closing, and (ii) more than 21 days remain before June 5, 2019.

The Company has agreed to return all funds to Purchasers in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closings.

	Price to Purchasers	Service Fees and Commissions (2) (3)	Net Proceeds
Minimum Individual Purchase Amount (1)	$100.00	$6.00	$94.00
Aggregate Minimum Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(2)   This includes the 6% cash commission due to the Intermediary but excludes fees to Company's advisors, such as attorneys and accountants.

(3)   OpenDeal Portal LLC dba "Republic", or a successor as approved by the SEC, will receive 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://sleepchoices.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is March 1, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION

OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY AS ESCROW AGENT SERVICE PROVIDER.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "***Presentation***"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: https://sleepchoices.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

SleepChoices LLC (the "*Company*" or "*SleepChoices*") is a Delaware limited liability company, formed on February 3, 2017.

The Company is located at 10700 Wiles Road, Coral Springs, FL, 33076.

The Company's website is https://sleepchoices.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
SleepChoices LLC is a bed-in-a-box, memory foam mattress company providing competitively priced mattresses that are scientifically designed for comfort and pain relief.

The Offering

Minimum amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) being offered	25,000
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)*	25,000

Maximum amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)	1,070,000
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	June 5, 2019
Use of proceeds	See the description of the use of proceeds on page 16 hereof.
Voting Rights	See the description of the voting rights on page 23 hereof.

* The total number of Crowd SAFES outstanding is subject to increase in an amount equivalent to the Intermediary's commission of 2% of the Securities issued in the Offering(s).

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Philip Shen and Larry DeVille, who are the Company's Chief Executive Officer and Chief Operating Officer, respectively. The Company intends to enter into employment agreements with Philip Shen and Larry DeVille, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Philip Shen or Larry DeVille could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Philip Shen and Larry DeVille in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Philip Shen and Larry DeVille die or become disabled, the Company

will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We rely on other companies to provide components and services for our products.
We depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences of our products change continually. Our success depends on our ability to predict, identify, and interpret educational needs and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in educational guidelines and preferences will be long-term, or if we fail to introduce new and improved products to satisfy those guidelines, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individual retail customers, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Difficult macroeconomic conditions, particularly high levels of unemployment, will also impact our business, along with other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations. Because such declines in demand are difficult to predict, we may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents, trademarks, copyrights or other intellectual property could be costly and time-consuming due to the dense content of our teaching material and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of patent infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our teaching material, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Our financial statements have been prepared on a going concern basis and we must raise additional capital to fund our operations in order to continue as a going concern.
IndigoSpire CPA Group, LLC, our independent registered public accounting firm for the fiscal year ended December 30, 2017, has included an explanatory paragraph in their opinion that accompanies our reviewed financial statements as of and for the year ended December 31, 2018 and December 31, 2017, indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern. If we are unable to improve our liquidity position, we may not be able to continue as a going concern. The accompanying reviewed financial statements do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.

Crowdfunding Risks

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
The securities being offered have not been registered under the Securities Act of 1933 (the "***Securities Act***"), in reliance, among other exemptions, on the exemptive provisions of article 4(2) of the Securities Act and Regulation D under the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Purchasers commitment amount based on the Company's determination of a Purchaser's sophistication.
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means

your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Risks Related to the Offering and the Securities

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled. In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
SleepChoices exists to offer high quality sleep products that deliver both immediate and long-term value directly to consumers, without the middlemen and exorbitant retail markups.

We're promoting healthier lifestyles through better, more restorative sleep.

Powered by decades of expertise and research in the area of sleep science and mattress design, our products are engineered around the complexities of the human body.

Currently, selling online through our own SleepChoices.com website and through partnerships with Amazon and Bed Bath and Beyond, the company is projecting to sell upwards of $600,000 in year 1 and reaching $3,300,000 in 2 years. Plans for expansion include increasing our product line to include a hybrid mattress as well as additional bedding accessories, such as adjustable bed frames, sheets, a complete pillow line and pillow protectors to complement our existing mattress protectors, pillows, bed frames and box spring/foundations.

With an emphasis on being inspired by science, SleepChoices will continue to address the mechanics involved in providing restorative sleep by focusing on "sleep posture" when sleeping.

Business Plan
SleepChoices offers high quality sleep products that deliver both immediate and long-term value directly to consumers, without the middlemen and exorbitant retail markups.

Powered by decades of expertise and research in the area of sleep science and mattress design, our products are engineered around the complexities of the human body.

After the founder worked for 30+ years in the mattress and bedding industry, one thing became increasingly clear— the industry is in the midst of a disruptive change driven by the bed-in-a-box distribution capability. Though the original companies took advantage of the distribution capability to cut retail costs by eliminating the brick and mortar distribution and shopping experience, they have not addressed improving the memory foam mattress or the negative mind-set that the consumer has regarding memory foam mattresses. The founder decided that coupling the bed-in-a-box distribution advantage with scientifically proven mattress design the mattress market can be improved.

Philip Shen's vision for SleepChoices LLC is simple: memory foam mattress products, manufactured in the U.S.A. and created with the intent to make sleep so comfortable that you'll never want to use any other mattress. To achieve such a grand vision, the Company is committed to promoting a healthier lifestyle through better, more restorative sleep, providing the best in class customer service in addition to working with only the best local manufacturers, utilizing only **CertiPUR**-US® certified foam.

The guiding values and principles for the company are quality products, excellent customer service and sleep science driven design that provides the best sleep.

Current Company Status
SleepChoices LLC was incorporated in February 2017 and operates as a partnership between PYS Associates LLC and Somnopro USA Corporation. All company shares are held by the founding duo. Since arriving in the market in November 2017, the Company has opened an office/showroom, added Bed Bath and Beyond and Amazon as sales channels, and enjoyed sales of $250,000.

SleepChoices LLC Objectives
SleepChoices is currently selling its Snuz brand mattress online through its own ecommerce store shipping within the United States. It also currently partners with two online sales channels and the company is laser-focused on growing its sales and operations as broken down in the two phases listed below:

Phase I (Next 6 Months)
- Increase online sales by 20 percent by end of year through influencer and social media marketing tactics
- Increase online social presence on Facebook, Google and Bing by 30 percent
- Build out a "bedding accessories" line of the business giving online consumers the ability to complete their bedding purchases in one stop and become a repeat customer as the need for bedding products arise.
- Introduce hybrid memory foam mattress in 2nd quarter

Phase II (Next 12 Months)
- Create strategic partnerships with brick and mortar operations
- Initiate offline marketing via Cable TV

History of the Business
The Company was organized in the State of Delaware in February 2017 by Philip Shen and registered to conduct business in the State of Florida in August 2017.

The Company's Products

Product / Service	Description	Current Market
Snuz	First ever 7-Zone Memory Foam Mattress in a Box	Direct-to-Consumer market (Boomers, Gen X and Millennial)

Competition
Several key competitors in the marketplace have taken advantage of the Direct to Consumer distribution benefits of lower overhead and unpleasant customer buying experience in brick and mortar environment but have not made substantive improvements to the foam mattress product offered to customer. The major players are Casper, Leesa, Purple, Tuft & Needle. While other bed-in-a-box brands target millennials, neglecting the more mature market. The Company addresses the demographic gap not served well by other manufacturers. We find that 80% of our website traffic is by the 35 to 65-year-old retail consumer demographic.

Customer Base
We sell our products on the direct-to-consumer market. Our products reach a mature target audience of Boomers & Gen X (appx. 80%), as well as millennials (appx. 14%).

Key suppliers
We utilize major manufacturers and component suppliers in the industry. All US corporations. Mattress and accessory products (bed frames, box springs/foundations, mattress protectors, pillows) typically ship within three business days.

Intellectual Property

Trademarks

Application or Registration #	Title	Description	File Date	Grant Date	Country

Serial No.: 87413756 Registration number: 5633640	SLEEPCHOICES	STANDARD CHARACTER MARK	April 17, 2017	Registration date: December 18, 2018	USA
Serial No.: 87516484 Registration number: 5608007	SC SLEEPCHOICES	DESIGN PLUS WORDS, LETTERS, AND/OR NUMBERS	July 5, 2017	Registration date: November 13, 2018	USA
Serial No.: 88015365	SNUZ COMFORT SLEEP MEMORY FOAM TECHNOLOGY	DESIGN PLUS WORDS, LETTERS, AND/OR NUMBERS	June 26, 2018	Registration date: December 18, 2018	USA

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
To the Company's knowledge, there are no existing legal suits pending or threatened against the Company.

Other
The Company's principal address is 10700 Wiles Rd, Coral Springs, FL 33076, USA.

The Company conducts business in all of the United States.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.0%	$1,500	6.00%	$64,200
Campaign marketing expenses or related reimbursement	1.00%	$250	1.00%	$10,700

General Marketing	71.00%	$17,750	71.00%	$759,700
General Working Capital	22.00%	$5,500	22.00%	$235,400
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

* The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due at the closing of the campaign.

SleepChoices plans to utilize the raise to scale the business by doing intensive online and offline marketing programs. The Company has discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds if there is a material change that creates unforeseen circumstances for the business.

MANAGER, OFFICERS AND EMPLOYEES

Managers
The managers or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

The Company is a "manager-managed" limited liability company. The sole manager of the Company is PYS Associates, LLC, as per Action by Written Consent of the Members of SleepChoices LLC., dated July 28, 2018. PYS Associates, LLC, is a Florida limited liability company, the CEO of which is Philip Shen. Mr. Shen is also the CEO of SleepChoices.

Name
Philip Shen

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, February 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Besides his functions at the Company, Mr. Shen has been working as a Consultant at PYS Associates LLC since its launch in January 2008. Mr. Shen is an executive with over 30 years of experience in bedding industry, including 20 years with Leggett & Platt.

Education
Mr. Shen completed a PhD at the Western Michigan University in 1970.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Philip Shen

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, February 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Besides his functions at the Company, Mr. Shen has been working as a Consultant at PYS Associates LLC since its launch in January 2008. Mr. Shen is an executive with over 30 years of experience in bedding industry, including 20 years with Leggett & Platt.

Education
Mr. Shen completed a PhD at the Western Michigan University in 1970.

Name
Larry DeVille

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operating Officer, April 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Prior to becoming the COO of the Company, Mr. DeVille was Executive Director at Deerfield Beach Chamber of Commerce; and the Owner of Fastteks Onsite Computer Services. Larry was employed by IBM from 1974 to 1999. His last positions at IBM were PC Program Manager from 1985 to 1987 and Division Manager of Communication & Marketing at IBM Industrial Sector, from 1987 to 1999.

Education
Mr. Deville obtained a B.S. from Northwestern State University in 1968.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 4 employees, all of whom are located in the state of Florida.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

Membership Units
The Company is currently authorized to issue a single class of membership interests (the "***Common Units***"), of which 10,000 Common Units are issued and outstanding.

In April 2018, the Company issued 8,000 Common Units to Guangzhou Changchunteng Home Furnishings Co., Ltd. in exchange for $1,000,000 capital contribution to the Company. Additionally, the Company issued 2,000 Common Units to PYS Associates, LLC in exchange for $0.00 and certain intellectual property, which is not assigned a dollar value for purposes of computing the member's capital account or unreturned capital contributions under the Company's Limited Liability Company Agreement. This exempt offering of securities was conducted in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended. The proceeds from this offering was used for business setup fees and filings, operations, marketing and advertising costs.

On June 8, 2018, the Guanzhou Changchunteng Home Furnishings Co., Ltd. entered into an assignment agreement with Somonpro USA Corporation ("***Assignee***") assigning, transferring, conveying and delivering its Common Units in the Company to Assignee. As of the date of this Form C, Assignee contributed a series of additional capital contributions in the aggregate amount of $1,918,544.20. For more information regarding the Company's treatment of the Members' allocations of profits and losses and rights to distributions, see 'Other Classes of Securities' below.

At the initial closing of this Offering, we will have 10,000 Common Units issued and outstanding. If additional membership interests in the Company are issued after the Crowd SAFEs convert into membership interests, the subsequent issuance will dilute the Investor's investments.

Debt
The Company currently has $76,865.55 in credit card debt outstanding.

Valuation
The Securities being sold in this Offering are SAFEs that convert into a number of securities contingent on the Company's valuation in a future equity financing. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership
The majority of the Company is owned by 2 entities. These entities are Somnopro USA Corporation and PYS Associates, LLC.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Somnopro USA Corporation	80.0%
PYS Associates, LLC	20.0%

Following the Offering, the Purchasers will own 0% of the Company if the Minimum Amount is raised and 0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
We generate substantially all of our revenue from online sales of mattress and related products online sales on Sleepchoices.com.

The Company does not expect to achieve profitability in the next 12 months, but has a breakeven projected within two years. Meanwhile, the Company intends to focus on increasing sales and entering new markets.

The Company incurred total operating expenses of $998,041 and $718,568 for the years ended December 31, 2018 and 2017, respectively. In 2017, the Company generated $32,749 in gross loss, resulting in a net loss of $751,316. In 2018, the Company generated $56,652 in gross profit, resulting in a net loss of $941,389.

General & Administrative
The Company expenses the cost of general & administrative expenses as incurred and aggregated $351,057 and $495,620 for the years ended December 31, 2018 and 2017, respectively.

Sales & Marketing
The Company expenses the cost of sales & marketing as incurred and aggregated $615,958 and $204,405 for the years ended December 31, 2018 and 2017, respectively.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $300,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently has an average burn rate of $44,000.00 per month.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not plan to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 1,070,000 of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "*Minimum Amount*"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by June 5, 2019 (the "*Offering Deadline*") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000 (the "*Maximum Amount*") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust, LLC. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.

The Offering is being made through OpenDeal Portal LLC dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 6.0% (six percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The intermediary will receive a number of Securities of the issuer that is equal to 2.0% (two percent) of the total number of Securities sold by the issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Investors to any dividends.

Definitions

Valuation Cap
$10,000,000

Discount
10%

"*Capital Stock*" refers to Company's membership interests, Common Units, common stock, preferred stock, or any series thereof that the Company is then authorized to issue.

"*CF Shadow Series Securities*" shall mean with respect to a conversion pursuant a Qualified Equity Financing, shares of the Company's Preferred Stock that are identical in all respects to the shares of Capital Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Conversion Shares would be CF Shadow Series A Preferred Stock), except that the liquidation preference per share shall equal the Conversion Price and the following additional differences:

    i. The Conversion Shares shall be non-voting except as required by law;
    ii. The Conversion Shares must vote in accordance with the majority of the investors in such future Qualified Equity Financing with respect to any such required vote; and
    iii. Holders of Conversion Shares shall receive periodic business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law and contemplated by Regulation CF).

The Company has no obligation to convert the Securities in any future financing.

"*Change of Control*" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"*Dissolution Event*" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"*Qualified Equity Financing*" shall mean the first sale (or series of related sales) by the Company of its Capital Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into capital stock in connection with such sale (or series of related sales).

Conversion

Upon the occurrence of a Qualified Equity Financing the Crowd SAFEs may convert into CF Shadow Series Securities.

Conversion Mechanics

Conversion Upon First Qualified Equity Financing

If the Company elects to convert the Securities upon the first Qualified Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "*Purchase Amount*") by:

(a) the quotient of $10,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "*Safes*"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Qualified Equity Financing multiplied by 90.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "*First Financing Price*" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Qualified Equity Financing following the issuance of the Securities.

Conversion After the First Qualified Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Qualified Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price. These securities will have no information rights, no tax reporting rights, no voting rights and any matter by which applicable law requires the holder of such securities to vote, the holders of the securities will enter into a proxy agreement with the Intermediary to vote in line with the series of securities the CF Shadow Series Securities are based off of.

Conversion Upon a Liquidity Event Prior to a Qualified Equity Financing

In the case of an initial public offering of the Company ("*IPO*") or Change of Control (either of these events, a "*Liquidity Event*") of the Company prior to any Qualified Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $10,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "*Cash-Out Investors*") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

Dissolution

If there is a Dissolution Event before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities do not have any voting rights if and when converted, except as otherwise required by law.

In April 2018, the Company and its members entered into the Limited Liability Company Agreement of SleepChoices LLC (the "*Company Operating Agreement*"), which governs the covenants and conditions upon which issued and outstanding units of membership interests in the Company may vote, be transferred and/or sold.

Other Classes of Securities
The following description summarizes important terms of the existing securities of the company and does not provide every detail that may be of interest to investors in this offering. A description of the rights of the Members may be found in the Articles of Organization and the Company Operating Agreement, as well as Delaware General Corporate Law.

Common Units

Voting Rights
The Company's management is controlled by its Manager, PYS Associates, LLC. The Manager has exclusive and complete discretion, power, and authority, subject to the Operating Agreement and applicable law, to manage, control, and administer and operate the business and affairs of the Company, pursuant to the Company Operating Agreement.

Rights to Distributions
The Company currently has one class of Members who hold Common Units. Holders of Common Units are entitled to receive distributions, as may be declared from time to time by the Manager out of legally available funds, first, 100% to the members on a proportionate basis in accordance with their respective unreturned capital contributions, until their unreturned capital contributions are reduced to zero; and second, 100% to all members on a proportionate basis in accordance with their then-current respective percentage interests. The Company has never declared or paid cash distributions on its Units issued and outstanding and currently does not anticipate paying any cash distributions after this Offering or in the foreseeable future.

Allocation of Profits and Losses
Net profits and losses shall be allocated to the Company's members on a pro-rata basis in accordance with their capital account balances.

Right to Receive Liquidation Distributions
In the event of the Company's liquidation, dissolution, or winding up, the Company shall first make distributions to members on a pro-rata basis in accordance with their capital account balances prior to making liquidation distributions to members, and only after the payment of all of the Company's debts and other liabilities, and subject the Company Operating Agreement.

Rights and Preferences
Holders of the Company's Class A Units have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Class A Units.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes

adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms
The Company does not have the right to repurchase the Crowd SAFEs.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not engaged in any transactions with related persons.

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION
This Offering is the Company's first exempt offering of securities under Regulation Crowdfunding. The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Philip Shen
_____
(Signature)

Philip Shen
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Philip Shen
_____
(Signature)

Philip Shen
_____
(Name)

Chief Executive Officer
_____
(Title)

March 1, 2019
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Philip Shen
_____
(Signature)

Philip Shen
_____
(Name)

Chief Executive Officer of PYS Associates, LLC, its Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Philip Shen
_____
(Signature)

Philip Shen
_____
(Name)

Chief Executive Officer of PYS Associates, LLC, its Manager
_____
(Title)

March 1, 2019
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Larry Deville
_____
(Signature)

Larry Deville
_____
(Name)

Chief Operating Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Larry Deville
_____
(Signature)

Larry Deville
_____
(Name)

Chief Operating Officer
_____
(Title)

March 1, 2019
_____
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Crowd SAFE
Exhibit D	Company Pitch Deck
Exhibit E	Video Transcript

EXHIBIT A
Financial Statements

EXHIBIT B
Company Summary

EXHIBIT C
Crowd SAFE

EXHIBIT D
Company Pitch Deck

EXHIBIT F
Video Transcript

SleepChoices LLC

(a Delaware limited liability company)

Unaudited Financial Statements

From August 7, 2017 (Inception) to December 31, 2017

and the calendar year ended December 31, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

January 30, 2018

To: Board of Managers, SleepChoices LLC

Re: 2017-2016 (inception) Financial Statement Review
        SleepChoices LLC

We have reviewed the accompanying financial statements of SleepChoices LLC (the "Company"), which comprise the balance sheet(s) as of December 31, 2018 and 2017, and the related statements of operations, owners' equity or deficit, and cash flows for the calendar year period of 2018 and the inception period from August 7, 2017 through December 31, 2017, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO


SleepChoices LLC
BALANCE SHEET
As of December 31, 2018 and 2017
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


	2018	2017
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 7,672	$ 62,639
Prepaid expenses	41,053	52,551
Total Current Assets	48,725	115,190
Non-Current Assets		
Total Fixed Assets	9,500	0
TOTAL ASSETS	$ 58,225	$ 115,190
LIABILITIES AND MEMBERS' CAPITAL		
Liabilities		
Current Liabilities		
Accounts payable	$ 0	$ 16,476
Credit card payable	66,246	10,988
Total Current Liabilities	$ 66,246	$ 27,464
TOTAL LIABILITIES	$ 66,246	27,464
Member capital		
Member capital	2,000,000	2,000,000
Member capital receivable	(315,316)	(1,160,957)
Accumulated equity (deficit)	(1,692,705)	(751,316)
TOTAL MEMBERS' CAPITAL	(8,021)	87,727
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 58,225	$ 115,191

SleepChoices LLC
STATEMENT OF OPERATIONS
Calendar year ended December 31, 2018
and the Period from August 7, 2017 (Inception) to December 31, 2017
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2018	2017
Revenues, net	$ 171,456	$ 61,283
Cost of goods sold	(98,423)	(93,334)
Freight	(16,381)	(698)
Gross Profit	56,652	(32,749)
Operating Expenses:		
General and administrative	351,057	495,620
Sales and marketing	615,958	204,405
Travel expenses	24,945	7,486
Technology expenses	6,081	11,057
Total Operating Expenses	998,041	718,568
Net Income (Loss)	$ (941,389)	$ (751,316)


SleepChoices LLC
STATEMENT OF MEMBER'S CAPITAL
Calendar year ended December 31, 2018
and the Period from August 7, 2017 (Inception) to December 31, 2017
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


	Units	Members' Capital, net of amounts receivable	Accumulated Equity (Deficit)	Total Members' Capital (Deficit)
Balance as of August 7, 2017	0	$ 0	$ 0	$ 0
Net Income (Loss)	10,000	0	(751,316)	(751,316)
Member Contributions	0	839,043	0	839,043
Balance as of December 31, 2017	**10,000**	**839,043**	**(751,316)**	**87,727**
Net Income (Loss)	0	0	(941,389)	(941,389)
Member Contributions and Distributions	0	845,641	0	845,641
Balance as of December 31, 2018	**10,000**	**$1,684,684**	**$(1,692,705)**	**$ (8,021)**

SleepChoices LLC
STATEMENT OF CASH FLOWS
Calendar year ended December 31, 2018
and the Period from August 7, 2017 (Inception) to December 31, 2017
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2018	2017
Cash Flows From Operating Activities		
Net income (Loss)	$ (941,389)	$ (751,316)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of intangibles	0	0
Changes in operating assets and liabilities:		0
(Increase) Decrease in accounts receivable	0	0
(Increase) Decrease in deposits	0	0
(Increase) Decrease in prepaid expenses	3,100	(40,922)
Increase (Decrease) in accounts payable and accrued expenses	47,180	15,835
Net Cash Used In Operating Activities	(891,109)	(776,403)
Cash Flows From Investing Activities		
(Increase) Decrease in furniture and equipment	(9,500)	0
Net Cash Used In Investing Activities	(9,500)	0
Cash Flows From Financing Activities		
Proceeds from sale of membership units, net	845,641	839,043
Net Cash Provided By Financing Activities	845,641	839,043
Net Change In Cash	(54,968)	62,639
Cash at Beginning of Period	62,639	0
Cash at End of Period	$ 7,672	$ 62,639
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	0	0

SleepChoices LLC
NOTES TO FINANCIAL STATEMENTS
Calendar year ended December 31, 2018
and the Period from August 7, 2017 (Inception) to December 31, 2017
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

NOTE 1 - NATURE OF OPERATIONS

SleepChoices LLC. (the "Company") was incorporated on August 7, 2017 ("Inception") in the state of Delaware. The Company sells mattresses, bed frames, and related products on-line that ship directly to the consumer. The Company offers mattresses in 6 different sizes from Twin to Cal King and are delivered in a box to the consumer. The Company is headquartered in Coral Springs, FL.

Since Inception, the Company has primarily relied on capital contributions from its members. As of December 31, 2018, the Company had working capital of $58,225 and could incur losses prior to generating additional positive working capital. While the company has approximately $315,000 of capital contributions receivable from a member that can be used to augment working capital, these matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7), capital contributions and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2018, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2018 and 31, 2017, the Company had $7,672 and $62,639 cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2018 and December 31, 2017, the Company had $3,231 and $11,629 in accounts receivable, respectively.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Shipping and Handling Costs
Shipping and handling costs are recorded as cost of revenue and amounts billed to customers for shipping and handling costs are recorded in revenue.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2018, the Company had acquired $9,500 of property and equipment.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its member and founders. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to its members on their tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements
In May 2014, FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers." ASU No. 2014-09 contains a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard permits the use of either the retrospective or cumulative effect transition method. Early adoption is permitted for reporting periods beginning after December 15, 2016. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

In May 2017, FASB issued ASU 2017-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a flow-through entity for federal income tax purposes. The Company is not responsible for the accrual of tax, but rather the items of income, deduction, credit and gain/loss are passed through and taxed at the level of the owners. The income tax returns for 2018 will be filed after the fiscal year has ended on December 31, 2018

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – MEMBER'S CAPITAL

The Company has two owners prior to the Crowdfunded Offering discussed below. One member has committed $2,000,000 in capital to which the Company may draw upon at its discretion to fund expenses and costs. As of December 31, 2018, the Company had approximately $315,000 of remaining commitment from its member.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

Leases

The company currently leases a facility in Coral Springs, Florida. The lease is set to expire July 31, 2020. The Company currently has a credit for a security deposit of $3,100 and a credit for the last month of rent of $3,229.

NOTE 6– GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and incurred a loss for the period from Inception through December 31, 2018. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 7), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering up to 1,070,000 Simple Agreements for Future Equity ("SAFEs") for up to $1,070,000 (the "Crowdfunded Offering"). The Company must receive commitments from investors totaling the minimum amount by April 30, 2019 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC, (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a six percent commission fee and a SAFE equivalent to two percent of the securities issued in this offering.

Management's Evaluation
Management has evaluated subsequent events through January 30, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.





Company Name	SleepChoices

Logo	

Headline	Focused on quality sleep, not hype

Cover photo	

Hero Image



Tags   Consumer Goods, B2C, E-commerce, Health, Delivery

Pitch text

Deal highlights

- Advancing mattress technology to promote and support a deeper, more restful and restorative sleeping experience
- Snuz mattresses are great for millennials but our target market is the Baby Boomer and Generation X consumers, who have been neglected by other "Mattress-in-a-Box" brands
- Well-positioned in the fast growing $1.7B direct-to-consumer segment of the $16.4B mattress market
- $2M in seed funding from a major global manufacturer. $250K+ in sales to date
- 95% customer satisfaction rate
- Established sales channels through Amazon and Bed, Bath, and Beyond
- CEO has 30+ years of experience in the mattress industry

SleepChoices raises the mattress-in-a-box bar with Snuz, a mattress designed with the latest sleep technology

Snuz is scientifically designed for comfort, support, pressure and pain relief

Snuz by SleepChoices is a 7-zone memory foam mattress-in-a-box. Snuz offers support where needed, eliminates pain while sleeping, provides a deeper and more restful sleep and is great for back and side sleepers. It provides comfort where you need it most. This mattress has grooves in the foam at your shoulders and hips to reduce pressure, and stays firmer in other areas where you need more support.



What criteria matters to you when purchasing a new mattress?

	Total	Female	Male
Comfort	87%	92%	82%
Build quality	51%	49%	54%
Low price	42%	45%	39%
Special offers/deals	36%	43%	29%
Non-toxic materials	36%	40%	31%
Warranty	33%	39%	27%
Allergen-free	28%	32%	24%
Seals of quality / certification marks	22%	23%	22%
Recommendations of friends	19%	21%	17%
Environmental friendliness	14%	15%	13%
Recommendations of retailers	7%	7%	6%
None of the above	3%	1%	6%
Other	1%	1%	1%

*This statistic shows the criteria U.S. Adults factor into their decision when purchasing a new mattress as of January 2017, by gender. Source: Statista survey from January 25 to January 28, 2017; 1,053 respondents 18 years & older

The Snuz mattress is more than layers of foam

Since the body is not flat, the zoned design concept provides pressure relief and support exactly where you need it. By offering mattresses directly to the consumer, we make a strong offering to the existing Millennial market and position ourselves as the best option for the untapped GenX and BabyBoomer market by providing pressure and pain relief as well as convenient purchasing, and delivery.





The Snuz mattress gives you layers of quality CertiPur-US foam to help you sleep better and allow the mattress to last longer. Our Snuz Mattress consists of:
- **Quality Knitted Cover** – Allows superior ventilation to keep you cool while you sleep
- **Hyperelastic Polymer Foam** – Reduces motion transfer and is grooved for support/give where needed. The grooves also work cooperatively with the knitted cover to facilitate air flow so you sleep cool.

- **Graphite Infused Memory Foam** – Located below top layer and away from direct body contact. Conforms to the body and removes moisture and any odors over time.
- **High Density Foam** – Support layer to hold your body weight with less "give" than other layers

Sleep Cool

Overheating is a common concern for most foam mattress users. With our mattress, enjoy cool refreshing air that enters through our knit fabric that then travels up through our special grooves and cools your body while you sleep.



Sleep Fresh

Our one of a kind activated charcoal layer will absorb any moisture or odor produced by your body while you sleep so you can stay comfortable. No other mattress on the market can do this!



The Snuz Hybridbed by SleepChoices

We will soon launch the Snuz Hybridbed, which offers the best of coil spring with the comfort of memory foam. This mattress pocket-springs provide unique support. The combination of memory foam and pocket springs provide a sleeping alternative for people who prefer a firmer mattress.



We make it easy and risk-free

SleepChoices offers free shipping and a no risk 100-night trial. If you don't like it--and we don't think that will be the case— we'll make sure you have a hassle-free return.



FREE SHIPPING
NO RISK 100 NIGHT TRIAL
FINANCING AVAILABLE
HASSLE FREE RETURN
YOUR BEST NIGHT'S SLEEP IS ONLY ONE CLICK AWAY!
Shop. Ship. Snuz!
Delivered Directly to Your Door
Arrives Roll-Packed in a Convenient Box
Place on Your Existing Foundation
After a Few Minutes, It's Ready
Enjoy Your Best Night's Sleep!

We've had very positive ratings and reviews from:



Our soft launch over the last 14 months has generated hundreds of happy customers



★★★★★

BACK & SHOULDER PAIN RELIEF

I have back problems and my wife has shoulder problems we got this bed we weren't to sure about it but it was the best decision we made I have no more back pain (old spring type mattress)didn't realize our bed was the problem and my wife feels the same way no more pain and now I can't get he out of the bed she likes it so much

★★★★★

SOFT AND FIRM AT THE SAME TIME

So far so wonderful! Now I don't know this is subject to change, but now it's awesome. Please don't be skeptical about buying online. Our king mattress is wonderfully soft and firm at the same time! Thanks Snuz

★★★★★

AWESOME PRICE!

Best sleep I have had in a long time. Great mattress at an AWESOME price!

★★★★★

JUST RIGHT

No regrets. I love this mattress. It's not too soft and not too firm. Very comfortable mattress. Quick delivery and easy to install.

Progress to date

Since launching in 2017, SleepChoices has:
- Partnered with 3 major bedding product manufacturers who offer complementary products with the capability to scale production as business grows
- Added Amazon and Bed, Bath and Beyond as sales channels to accelerate growth
- Completed Research & Development on new HybridBed offering

The business model

SleepChoices offers high-quality sleep products that deliver both immediate and long-term value directly to consumers, without the middlemen and exorbitant retail markups. We're promoting healthier lifestyles through better, more restorative sleep. Powered by decades of experience and expertise in the area of sleep science and mattress design, our products are engineered around the complexities of the human body.

Through our bed-in-a-box distribution model we offer our mattresses in six sizes and our prices start as low as $750. We offer free delivery of all our products. Snuz mattresses come with a 100-night risk-free trial that includes full refund of the mattress purchase price if you are not satisfied with product.

TWIN	TWIN XL	FULL	QUEEN	KING	CAL KING
$750.00	$790.00	$850.00	$950.00	$1050.00	$1050.00

We will introduce complementary bedding products that support our company mission of helping people to have deeper, more restorative sleep. These products include foundations/box springs, bed frames, mattress protectors, pillows, sheets, etc.

Direct-to-consumer is the fastest-growing segment of the $16.4B mattress marketplace

The online, direct to consumer mattress segment has grown to $1.7B in the last 4 years and is projected to continue growing at a rapid rate.

Memory foam mattress and pillow market size in the USA is projected to grow to $8B by 2023.


Memory foam mattress and pillow market size in the United States from 2018 to 2023 (in billion U.S. dollars)
5.2
5.67
6.18
6.73
7.34
8
statista

SleepChoices' Target Market: Baby Boomer and GenX (30-65+) consumers are buying mattresses!

Share of Americans who plan to buy a mattress in the next 12 months in 2018, by age



*This statistic presents the share of Americans who planned to buy a mattress in the next 12 months in 2018, by age. In that year, 23.78% of respondents aged 18 to 29 years stated that they planned to buy a mattress in the next 12 months. Source: Statista

Furniture and bedding sales from 2006 to 2018 are growing!



18% of the $16.4B market prefer to purchase online, "direct-to-consumer"

Preferred locations to purchase a new mattress in the United States in 2017, by household income

*This statistic shows the locations where U.S. consumers would purchase a new mattress in 2017, by household income. According to the survey, 19% of U.S. adults would consider purchasing a new mattress at IKEA. The corresponding figure for those for whom household income was 150,000 U.S. dollars per year or higher was 15%. Source: Statista

Addressing the demographic gap not served well by other

manufacturers

SleepChoices.com, our primary sales vehicle, enjoys extremely high traffic from the Baby Boomer and GenX consumers. They are the primary sufferers of back, shoulder and hip pain. They are seeking pressure and pain relief from the effects of aging as well as comfort and support from a mattress that sleeps cool. Our reviews reflect that this audience appreciates the Snuz mattress.


BACK & SHOULDER PAIN RELIEF
Jeff
OUTSTANDING CUSTOMER SERVICE
Howard Phillips
THE FIRST NIGHT WE SLEPT ON IT WAS LIKE HEAVEN
Judy A.


80%
35-65+
Boomers & Gen X
14%
25-34
Millennials

Snuz mattresses offer unique support and cooling features in the market.

Our customers do not complain that our mattress smells synthetic or need long periods of “airing out” before use because we have the least amount of “off gassing” according the independent mattress publication Our Sleep Guide.

Features	Snuz	Casper	leesa	purple
7-Zones	Yes	No	No	No
Graphite Infused Memory Foam	Yes	No	No	No
Insulate Sleeper from Memory Foam to sleep cooler	Yes	No	Yes	Yes
CertiPUR-US Foam	Yes	Yes	Yes	Yes
Off Gassing*	4.64	4.5	4.58	3.73
Feel	Medium Firm	Medium	Medium Firm	Medium

What's next

We are aiming for a $1.07M Seed II round

This crowdfunding campaign will be part of the Seed II round and funds raised will be used to initiate scaling in advertising and support operations. We plan to use 70+% towards online and offline advertising and the remaining will apply to operations, building strategic partnerships, and the introduction of the HybridBed.



USE OF PROCEEDS
MARKETING
Major advertising and marketing investments needed to compete with other top 10 brands
STRATEGIC PARTNERSHIP
With brick & mortar and other distribution channels
OPERATIONS
Build and support organization, talent development, shipping, inventory and distribution
PRODUCT
R&D for HybridBed product introduction

- Scale advertising spend in the following channels: Facebook, Google, Amazon, Bed Bath & Beyond and As "Seen On TV" advertising.



- Grow administrative personnel
- Launch Snuz Hybridbed

Founders & team

Philip Shen



A 30-year bedding industry veteran with a 20-year history at Leggett & Platt, a Fortune 500 company, and the world's largest manufacturer and supplier to the mattress and furniture industry. With extensive experience working with industry experts and compatriots, Philip's interest is to offer best practices in mattress designs.



Larry DeVille

A senior executive with more than 35-years of experience in large, medium, and small business sectors, Larry has a successful track record in Sales & Marketing leadership, and Business Management and Operations within diverse markets and industries. He has expertise in managing new and established businesses through difficult transition periods. He has 30-years of headquarter and field experience with IBM and Gateway Computers, served as Executive Director of the Chamber of Commerce for 6 years, and was the Owner/Operator of an IT Services business for 7 years.



Tony Fazzini

A business and marketing professional with more than 10 years of experience in digital media and marketing. Tony has successfully represented over 100 companies through various marketing needs and targets using proper and ethical industry standards. In addition to his industry experience, Tony also holds some of the highest certifications available for Google Analytics, AdWords, Bing Ads, Conversion Optimization, and Social Media Marketing.

Join us in offering sound sleep to an untapped demographic!

Team

	Philip Shen	Founder/CEO
	Larry DeVille	Operations & Administration
	Tony Fazinni	Director of Marketing

Perks

$500	Public "Thank You" on our social channels
$1,000	Public "Thank You" on our social channels 2 free Therm-A-Sleep Snow Pillows for you or donated to the charity of your choosing
$2,500	All of the above bonus perks 30% off purchase of any mattress size
$5,000	Public "Thank You" on social channels 2 Therm-A-Sleep Snow pillows and a Snuz Mattress of your choice (any size) for you or donated to the charity of your choosing
$15,000	Public "Thank you" on social channels 2 Therm-A-Sleep snow pillows, a Snuz Mattress of your choice (any size) plus a bed frame, box spring, and mattress protector (any size) for you or donated to the charity of your choosing
$35,000	Public "Thank You" on social channels 2 Therm-A-Sleep Snow pillows, a Snuz Mattress of your choice (any size), a bed frame, box spring, and mattress protector (any size) for you or donated to the charity of your choosing Dinner with the SleepChoices Executive Team (flight, hotel, and dinner for the investor only included)

FAQ

What are the "7-zones" you talk about?	Simple answer: More than just the layers that make up your mattress. The Snuz mattress zones allow the shoulders and hips to sink into the surface to mitigate pressure and give you greater potential to align your back so it's positioned for proper spinal health. By providing zones for the head, shoulder and back—replicated on both ends of the mattress—with an area for the hips in the middle, you get comfort and pressure relief and pain relief, no matter your size or height. Even if you rotate the mattress, you still get the benefits of the 7-Zones.
What is CertiPur-US Foam?	The CertiPUR-US label prohibits the use of any Chlorofluorocarbons (CFCs), or other ozone depleters, in the foam manufacturing process.
What is "off gassing"?	Our mattress is made with CERTIPUR-US CERTIFIED foam right here in the US, utilizing the latest in manufacturing technology and complies with the latest International Organization for Standardization (ISO) standards.
Why is it important to have insulation from foam?	Heat build-up is a common complaint about foam mattresses. It's caused by the sleeper resting directly on the memory foam. Snuz eliminates the issue by insulating the sleeper from the memory foam with a grooved zoned layer that not only provides pressure and pain relief, but allows air flow through the grooves to eliminate heat build-up. Couple that with the knit cover that provides air flow, and you have a cooler sleeping environment.

How can I try a Snuz Mattress to be sure it is for me?	SleepChoices LLC offers a 100-night trial. If, for any reason, you are not satisfied with the mattress you have 100 nights to return it at no charge. Just contact our customer service team at: customerservice@sleepchoices.com and we'll handle the rest. Remember that the true test of your mattress is done at home and not at a mattress store, so enjoy your Snuz Mattress...we're sure will love it!
How long will it take to receive my mattress?	The Snuz mattress is manufactured in Chicago and ships the same day for orders placed before Noon EST. Delivery is free via UPS. Standard delivery takes 3 to 5 business days.
Tell me more about the 100 night sleep trial period?	You have 100 nights to test your mattress. If you are not completely satisfied with your purchase simply contact us and we will return your mattress purchase price hassle free.
What is the mattress made of? How is it made? Is it safe?	The Snuz mattress has 4 components. The first is a top layer of 2" high quality, high density polyurethane foam with a 7-zone design that helps to reduce the pressure points at your shoulders, hips and knees. The 7-zone design also promotes air flow in the top layer that keeps you cooler while sleeping. A second layer, 2" Graphite infused memory foam, conforms to your body contours to give you the support your body needs. It also wicks moisture away and prevents odor. A third and main support layer is a 6" foam core made of high quality, high density foam that provides support for the the 7-zone top layer and the graphite infused memory foam layers. The forth component, the Snuz mattress cover, is a breathable high-performance stretch knit fabric made with rayon and polyester with Feran Ice finish to help your body stay cool. All of our foams are CertiPUR-US certified, meaning they are free from PBDEs, heavy metals, phthalates, formaldehyde and harmful chemicals and carcinogens.

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

SLEEPCHOICES LLC

Crowd SAFE

Series 2019

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2019 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], SleepChoices LLC, a Delaware limited liability company (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 10%.

The "**Valuation Cap**" is $10,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of units of the CF Shadow Series of Preferred Securities or Common Securities, as applicable, sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of units of the most recent issued Preferred Securities equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Securities granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Securities issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" shall mean the Common Securities or Preferred Securities of the Company.

"**CF Shadow Series**" shall mean a series of Preferred Securities that is identical in all respects to the shares of Preferred Securities issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

(i) CF Shadow Series unit holders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the unit holders of the Company;

(ii) Each of the CF Shadow Series unit holders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series unit holders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series units and such agreement provides that the Intermediary will vote with the majority of the holders of Preferred Securities of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series unit holders have no information or inspection rights, except with respect to such rights not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect to such interests.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Preferred Stock.

"**Discount Price**" means the product of (i) the price per unit of sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding units of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Securities and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Securities pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(b)(i) or 1(d).

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)　The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)　The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)　The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)　No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or manager; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary approvals for the authorization of units of CF Shadow Series or other Capital Stock issuable pursuant to Section 1.

(e)　If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall issue from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the CF Shadow Series or of Capital Stock, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the CF Shadow Series or Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)　The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in Form C and the offering documentation.

(j)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Capital Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors or equivalent governance body to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of managers, directors or upon any matter submitted to equity holders at any meeting thereof, or to give or withhold consent to any Company action or to receive notice of meetings, or to receive subscription rights or otherwise until Common Stock has been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Coral Springs, FL. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

SLEEPCHOICES LLC

By: _____
Name: Philip Shen
Title: Chief Executive Officer
Address: 10700 Wiles Road, Coral Springs, FL 33076
Email: philip@sleepchoices.com

INVESTOR:

By: _____
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated [Crowd Safe Date] between SleepChoices LLC, a Delaware limited liability company (the "*Company*") and [Investor Name] ("*Member*"). In connection with a conversion of Member's investment in the Crowd SAFE into Preferred Securities of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal LLC (the "*Intermediary*") as another holder of Preferred Securities of a CF Shadow Series hereby agree as follows:

1. **Grant of Irrevocable Proxy.**

   (a) With respect to all Preferred Securities of CF Shadow Series owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "*Interests*"), Member hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law or Section 302 of the Delaware Limited Liability Company Act, as applicable, to vote the Interests in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of this irrevocable proxy (rather than the Member) will vote the Interests with respect to all meetings of equity holders and other actions (including actions by written consent in lieu of a meeting) on which holders of Interests may be entitled to vote. The Intermediary hereby agrees to vote all Interests consistently with the majority of the Preferred Securities on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Interests.

   (b) The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of the this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as an equity holder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   (c) This irrevocable proxy shall expire as to those Interests on the earlier of (i) the date that such Interests are converted into Common Securities of the Company or (ii) the date that such Interests are converted to cash or a cash equivalent, but shall continue as to any Interests not so converted.

2. Legend. The Member agrees to permit an appropriate legend on certificates evidencing the Interests or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. Representations and Warranties. The Member represents and warrants to the Intermediary as follows:

   (a) The Member has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

(b) The Member is the record owner of the Interests and the Member has plenary voting and dispositive power with respect to such Interests; the Member owns no other equity of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Interests be voted in any specific manner other than pursuant to this irrevocable proxy. The Member has not entered into any agreement or arrangement inconsistent with this irrevocable proxy.

4. Equitable Remedies. The Member acknowledges that irreparable damage would result if this irrevocable proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. Defined Terms. All terms defined in this irrevocable proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. Amendment. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Member and (ii) the Intermediary .

7. Assignment.

(a) In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Interests, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this irrevocable proxy.

(b) The Intermediary may transfer its rights under this instrument after giving prior written notice to the Member.

8. Severability. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

INVESTOR:	INTERMEDIARY:
By:	By:
Name:	Name:
Date:	CCO, OpenDeal Portal LLC d/b/a Republic
	Date:

SLEEPCHOICES EXECUTIVE SUMMARY







PRODUCT

Snuz — Comfort Sleep Memory Foam Technology

HYBRIDBED

- ✓ Superior design incorporating latest sleep technology
- ✓ Zoned concept provides pressure relief where needed and support where wanted; not just layers of foam
- ✓ Products for millennials and boomers

ACCOMPLISHMENTS

Progress to Date

SEED I $2M

- ✓ Product development complete and manufacturing relationships secured
- ✓ Established experienced team led by CEO with over 30+ years experience in mattress design and sales
- ✓ Added Amazon and Bed, Bath and Beyond sales channels

OPPORTUNITY

Large Opportunity Exists

$17B ~12% D2C Penetration

Benefits of D2C Model

- ✓ Roll-pack technology disrupts brick-and-mortar model
- ✓ Online mattress segment has grown to $2B in 4 years
- ✓ D2C bed-in-a-box distribution reduces overhead and price to consumer
- ✓ Eliminates dreaded visit to store buying experience
- ✓ Provides convenient online shopping convenience

FUNDING

We are Raising

SEED II $1.07M

Major use of funds to scale product sales:

- ✓ Social Media and Search Engine marketing
- ✓ Traditional Advertising
- ✓ Launch HybridBed product
- ✓ Pursue international licensing opportunities in China and Taiwan

SNUZ BY SLEEPCHOICES
First Ever 7-Zone Memory Foam Mattress In A Box

7-ZONES
Custom zones to provide pressure relief


DEEPER RESTORATIVE SLEEP
Dramatic effect on physical, mental & emotional health.


REDUCED PRESSURE
Special grooves reduce pressure at shoulders and hips


COOLING, ANTI-MICROBIAL FABRIC
Keeps you cool and protects you from bacteria.


LESS TOSSING & TURNING
Reduced pressure results in less turning while you sleep


CHARCOAL INFUSED MEMORY FOAM LAYER
Wicks away moisture and reduces odor






OUR PRODUCT: COMING SOON!

HYBRIDBED BY SLEEPCHOICES: Best of Coil Spring with Comfort of Memory Foam

CREATED FOR THE TRADITIONAL BUYER

✓ Consumers who prefer pocket coil

✓ Designed with a more classic look

INDIVIDUAL SPRINGS WRAPPED IN FABRIC

✓ Tempered steel springs provides unique support

✓ Two extra heavy rows of pocket coils form Quantum Edge support

UNIQUE POCKET COIL FEEL & MEMORY FOAM SUPPORT

✓ Traditionally coil spring mattresses have been the preferred sleep surface globally

✓ Memory foam plus pocket coil mattress less bouncy than innerspring mattress

✓ Plus the added comfort of Memory Foam support

DISRUPTIVE DEVELOPMENT

✔ Recent roll-pack technology enabled mattress-in-a-box to disrupt industry

✔ Lowered retail overhead

✔ Enlarged selling radius

DISTRIBUTION INNOVATIONS NEGLECTED THE MATTRESS ITSELF

✔ New D2C players have largely solved for shipping convenience over mattress quality & design

✔ Bed-in-a-box mattresses plagued by complaints of sagging, heat build-up and a lack of proper support



Experience 1.0

Experience 2.0

Experience 3.0
Currently

In-Store

Telesales via Distributor

Direct-to-Consumer Sales

✔ Removing the middleman reduced costs

✔ Improved buying experience



Furniture and bedding sales in the United States from 2006 to 2018 (in billion U.S. dollars)

OPPORTUNITY IN A $17B MATTRESS MARKETPLACE

Direct-to-Consumer is the fastest-growing segment now exceeding 12% of market

Other bed-in-a-box brands target millennials neglecting the more mature markets

The needs of Boomers, Gen X and Millennial are different and change as they age:

☑ Higher incidence of back, neck, shoulder and hip pain
☑ Experience a decline in sleep quality over time

SleepChoices.com demographics:



80%
35-65+
Boomers & Gen X

14%
25-34
Millennials

SleepChoices addresses the demographic gap not served well by other manufacturers!

MARKETING APPROACH & STRATEGY

2017

Raised $2M Seed I Funding

- ✓ Funded by major Chinese Mattress manufacturer and potential future product supplier that can provide alternative price point and design
- ✓ Established relationship with prominent, domestic mattress manufacturer with ability to scale
- ✓ Partnered with known complementary bedding product manufacturers with capability to scale with growth
- ✓ Completed project preparation including product design, test marketing, team building and office/regional showroom

2018

Pilot Launch of online sales

$250K online sales-to-date

95% customer satisfaction

Superior Ratings and Reviews from









AOL | entertainment today | Tested and Approved by the Good Housekeeping Institute Conducted by Good Housekeeping Magazine | USA TODAY

Expanded Sales Channels to accelerate growth





amazon | BED BATH & BEYOND

COMPETITIVE BRANDS

- Casper began marketing to Millennials in 2014, reaching $100M in 2015, followed by $200M in 2016 and $400M in 2017.
- Backed by a substantial advertising and marketing budget, Casper employed a strategy of blitzscale to gain market share quickly.
- The smallest of the Top 10 brands reached $10M in its first year of operation.



$1m Raise - Projected 12mo & 24mo P&L

12 Month P & L		24 Month P & L	
Income		**Income**	
Sales	$622,995.00	Sales	$3,300,991.00
Raise	$ 500,000.00	Raise	$1,000,000.00
Total Income	**$1,122,995.00**	**Total Income**	**$4,300,991.00**
COG	$280,347.75	COG	$1,485,445.95
Freight	$31,149.75	Freight	$165,049.55
Total Cost of Goods Sold	**$311,497.50**	**Total Cost of Goods Sold**	**$1,650,495.50**
GROSS PROFIT	**$811,497.50**	**GROSS PROFIT**	**$2,650,495.50**
Expenses		**Expenses**	
Accounting	$ 3,000.00	Accounting	$ 6,000.00
Advertising/Promotion	$ 360,000.00	Advertising/Promotion	$ 720,000.00
Adv/Promo from $1m Raise	$ 324,000.00	Adv/Promo from $1m Raise	$ 648,000.00
Bookkeeping	$ 18,000.00	Bookkeeping	$ 36,000.00
Legal Fees	$ 18,000.00	Legal Fees	$ 36,000.00
Miscellaneous	$ 60,000.00	Miscellaneous	$ 120,000.00
Office Expense	$ 60,000.00	Office Expense	$ 120,000.00
Salaries & Wages	$ 300,000.00	Salaries & Wages	$ 600,000.00
Travel & Entertainment	$ 30,000.00	Travel & Entertainment	$ 60,000.00
GenOpExp from $1m Raise	$ 136,000.00	GenOpExp from $1m Raise	$ 272,000.00
Total Expenses	**$1,309,000.00**	**Total Expenses**	**$2,618,000.00**
Republic Fees	**$ 40,000.00**	**Republic Fees**	**$ 80,000.00**
NET OPERATING INCOME	**($537,502.50)**	**NET OPERATING INCOME**	**($47,504.50)**

THE CORE TEAM
Deep Industry Experience With Proven Track Record



PHILIP SHEN
FOUNDER &
CEO

An executive with over 30 years of experience in bedding industry, including 20 years with Leggett & Platt.



LARRY DEVILLE
COO

An experienced operations and management executive with 25 years at IBM



TONY FAZZINI
MARKETING DIRECTOR

A proven digital marketing professional with 10 years of eCommerce experience.

SEEKING $1.07M SEED II RAISE

OUTCOME

USE OF PROCEEDS



MARKETING
Major advertising and marketing investments needed to compete with other top 10 brands

STRATEGIC PARTNERSHIP
With brick & mortar and other distribution channels





OPERATIONS
Build and support organization, talent development, shipping, inventory and distribution





PRODUCT
R&D for HybridBed product introduction







SALES

$3M



BREAKEVEN

2020



Join us in offering sound sleep to an untapped demographic

Invest in SleepChoices!

Contact SleepChoices at 844-768-9233
Visit our website: https://sleepchoices.com
Visit us on Facebook

Snuz - 30 second ad
4/19/18
FINAL and updated

:30 Second

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15 Second

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Announcer:
…That's why Sleep Choices created the Snuz7-Zone Memory Foam Mattress.
 Visit Snuz.com… for our risk free 100 night trial